SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

P.E.
8/1/02

For the month of August 2002.

ASHANTI GOLDFIELDS COMPANY LIMITED

(Translation of Registrant's Name Into English)

02050208

Gold House, Patrice Lumumba Road
Roman Ridge, P.O. Box 2665
Accra, Ghana

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports ıder cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F___

(Indicate by check mark whether the registrant by furnishing the information ɔntained in this form is also thereby furnishing the information to the Commission ursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in onnection with Rule 12g3-2(b): 82-_____.

!Y1:#3317894v2

'RESS RELEASE

)R IMMEDIATE RELEASE 5 August 2002

Ashanti Goldfields Company Limited ("Ashanti")
and Ashanti Capital Limited ("Ashanti Capital") [CUSIP - 043910AA6]

Redemption of US$218,571,000
5½% Exchangeable Guaranteed Notes due 15 March 2003 (the "Notes")

shanti Capital announces that, further to the announcement on 28 June 2002 regarding the demption of the outstanding Notes, the outstanding Notes were redeemed and cancelled on 2 ugust 2002 in accordance with the provisions of the indenture dated 5 March 1996 between shanti Capital as issuer, Ashanti (as guarantor) and The Bank of New York (as trustee) as nended by a supplemental indenture dated 10 May 2002 (the "**Indenture**").

he Redemption Price (as defined in the Indenture) was the outstanding principal amount of otes of US$218,571,000 together with accrued interest of US$4,574,812.46 in respect of the :riod from the last interest payment date of 15 March 2002 up to 2 August 2002. Interest was ılculated in accordance with the provisions of the Indenture.

ND

·nquiries :

.shanti Goldfields Company Limited	
am Jonah, Chief Executive	+ 00 233 21 774913
. Venkatakrishan, Chief Financial Officer	+ 00 233 21 778171
;olin Harris - North American contact	
ılan Jordan	+1 212 697 9191
:lose Brothers Corporate Finance Limited	
⁄Iartin Gudgeon, Director	+ 44 20 7655 3100
Ioulihan Lokey Howard & Zukin Capital, Inc.	
oe Swanson, Senior Vice President	+ 44 20 7839 355
:IBC World Markets plc	
ındy Quinn, Managing Director	+ 44 20 7234 6400

Seann305/ea*

SIGNATURES

ursuant to the requirements of the Securities Exchange Act of 1934, the registrant has uly caused this report to be signed on its behalf by the undersigned, thereunto duly uthorized.

)ate: August 5, 2002

ASHANTI GOLDFIELDS COMPANY LIMITED

By: ....

Name: Ernest Abankroh

Title: Company Secretary

Signature/ea*